

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2010

By Facsimile and U.S. Mail

Mr. R.L. Jadin
Chief Financial Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045-5201

> **Re:** **W.W. Grainger, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-05684**

Dear Mr. Jadin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief